SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2008 RESULTS

(Rio de Janeiro – September 3, 2008) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income in the second quarter of 2008 was 43.4% higher than in the second quarter of 2007, due mainly to the increase in oil and oil products average realization prices and the increase in our oil and gas production. However, the refining margins were reduced in Brazil and in the world due to the higher oil prices, with the average Brent crude oil price in the second quarter of 2008 reaching a historical record of U.S.$121.00 bbl, compared to U.S.$68.76 bbl in the second quarter of 2007. Excluding the impact of the appreciation of the Real of 16.5% in the second quarter of 2008, our consolidated net income in the second quarter of 2008 increased 19.7% compared to the second quarter of 2007.

Consolidated net income in the first half of 2008 increased 65.0% compared to the first half of 2007 due to the higher oil and oil products average realization prices, the increased sales volume and due to the extraordinary expense with pension plan in 2007, which reduced the net income in the first half of 2007. Excluding the impact of the appreciation of the Real of 17.0% in the first half of 2008, our consolidated net income in the first half of 2008 increased 37.8% compared to the first half of 2007.

Adjusted EBITDA in the second quarter of 2008 increased 55.6% compared to the second quarter of 2007 and 37.2% compared to the first quarter of 2008, generating resources for our investment plan and to reduce our debt.

Adjusted EBITDA increased 55.0% in the first half of 2008 compared to the first half of 2007, due not only to higher oil and oil product sale prices, increased production and higher sales volume, but also to our program to reduce operating expenses.

Nevertheless, costs were pressured by the increase in oil and oil product prices, which increased industrial costs in general, especially non-manageable costs, such as government take, which increased 38.0% in the first half of 2008 compared to the first half of 2007. See page 4 for a reconciliation of adjusted EBITDA to net income.

Average oil and gas production (including non-consolidated international production) increased 3.7% in the second quarter of 2008 compared to the second quarter of 2007 due to the start-up of FPSO-Cidade do Rio de Janeiro (Espadarte), FPSO-Cidade de Vitória (Golfinho) and the P-52 and P-54 platforms (Roncador), which offset the decline in output from the more mature fields. By the end of the year, three major new systems are scheduled for start-up in the Jabuti, Marlim Sul and Marlim Leste fields, that we expect will add production capacity of 460,000 barrels/day.

Our total capital expenditures in the first half of 2008 reached U.S.$12,164 million, 37.2% higher than the first half of 2007. Most of these funds were allocated to boosting future oil and gas production capacity in Brazil.

(*) Includes acquisitions

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors,

It gives me great satisfaction to announce our second-quarter net income, which was the higher quarterly record of the Company. Cash flow measured by EBITDA played a vital role in our investments.

These excellent results were fueled by the increase in international oil prices, higher oil and gas production, the increase in average gasoline and diesel prices in May and the increase in total sales volumes.

With demand-side pressure and restrictions on supply, oil prices rose from an average of U.S.$68.76 per barrel in the second quarter of 2007 to U.S.$121.00 in the second quarter of 2008. This meant higher revenues for us, but it also increased costs substantially, creating the need for more efficient resources management.

On the production front, the operational start-up of the FPSO-Cidade de Vitória, in the Golfinho field, the FPSO-Cidade do Rio de Janeiro, in the Espadarte field, and the P-52 and P-54 platforms, in the Roncador field, not only offset the natural decline in output, but also contributed to the 3.9% increase in total domestic production volume. Growth should become even more vigorous in the coming months, with the start-up of P-51 (Marlim Sul), P-53 (Marlim Leste) and FPSO-Cidade de Niterói (Jabuti).

Domestic market sales increased 8.8% for the second quarter of 2008, as compared to the second quarter of 2007, primarily due to more robust economic activity in Brazil, especially in the agribusiness and tourism sectors, exemplified by the substantial increase in aviation fuel, natural gas and diesel sales.

I would also like to draw your attention to the creation of the Pre-salt Executive Department, which will play a vital part in researching and organizing the exploration of this new frontier, regarded as one of the most important oil and gas discoveries of the last 30 years. One of its first tasks will be to plan and execute the long-term test in the Tupi field at the beginning of 2009, followed by pilot production in 2010. In the next few weeks, we will initiate production of the first pre-salt well in the Jubarte field in the Espírito Santo Basin.

The scheduled investments in refineries and vertical integration of the production chain are designed to add value to our oil, generating higher revenues from domestic and international sales. Aiming to capture synergies, we are investing in modernizing and expanding our current refineries, such as Abreu Lima, in Pernambuco, and new projects, such as the Premium I and II facilities, on Brazil’s Northeast.

In the second quarter of 2008, we continued to restructure our petrochemical assets, a process we began at the end of 2007. This change is helping us to prepare for a global scenario marked by stronger competition and the growing integration of assets.

All of these measures were supported by a deep sense of social and environmental responsibility. Income generation programs, biofuel production incentives and marine life protection initiatives are based on the conviction that the Company will play a vital role in promoting development.

We created a specific subsidiary to develop the biofuels business. Several studies have shown that ethanol derived from sugarcane has a series of comparative advantages in regard to its substitutes, and that castor-oil-based biodiesel production is an important social inclusion vector.

In order to achieve our objectives, investments in human resources and infrastructure are essential. With this in mind, Petrobras participates in the National Oil and Gas Industry Mobilization Program (PROMINP), which plays an important role in structuring Brazil’s oil and gas industry and whose initiatives gives support to and sustain the future needs of the Company, such as the recently announced commissioning of drilling ships, platforms, drilling units and other facilities. We are therefore preparing for future challenges in an increasingly dynamic and competitive scenario.

Financial Highlights

For the first half of

			Income statement data
1Q-2008	2Q-2008	2Q-2007	(in millions of U.S. dollars, except for per	2008	2007
			share and per ADS data)
33,351	40,940	26,513	Sales of products and services	74,291	50,213
26,342	33,495	20,564	Net operating revenues	59,837	38,964
279	(470)	37	Financial income (expense), net	(191)	(100)
4,501	6,215	4,334	Net income for the period	10,716	6,493
			Basic and diluted earnings per common and
0.51	0.71	0.49	preferred share (4)	1.22	0.74
1.02	1.42	0.98	Basic and diluted earnings per ADS (4)	2.44	1.48

			Other data
41.6	41.1	46.7	Gross margin (%) (1)	41.3	44.9
17.1	18.6	21.1	Net margin (%) (2)	17.9	16.7
49	47	50	Debt to equity ratio (%) (3)	47	50

			Financial and Economic Indicators
96.90	121.00	68.76	Brent crude (U.S.$/bbl)	109.00	63.26
			Average Commercial Selling Rate for U.S. dollar
1.7388	1.6555	1.9831	(R$/U.S.$)	1.6972	2.0453
			Period-end Commercial Selling Rate for U.S.
1.7491	1.5919	1.9262	Dollar (R$/U.S.$)	1.5919	1.9262

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Net margin equals net income divided by net operating revenues.
(3) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4) For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of June 30, 2008.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

For the first half of

1Q-2008	2Q-2008	2Q-2007		2008	2007

4,501	6,215	4,334	Net income for the period	10,716	6,493
1,450	1,531	1,382	Depreciation, depletion and amortization	2,981	2,539
(441)	(517)	(367)	Financial income	(958)	(673)
109	345	354	Financial expense	454	460
			Monetary and exchange variation on monetary
53	642	(24)	assets and liabilities, net	695	313
2,061	2,704	1,174	Total income tax expense	4,765	2,602
(81)	(253)	(46)	Equity in results of non-consolidated companies	(334)	(75)
-	(94)	(13)	Other expenses, net	(94)	(28)
			Minority interest in results of consolidated
67	20	15	subsidiaries	87	182

7,719	10,593	6,809	Adjusted EBITDA	18,312	11,813

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first half of 2008 and for the first half of 2007 has been affected by the 17.0% increase in the value of the Real against the U.S. dollar in the first half of 2008 as compared to the first half of 2007.

OPERATING HIGHLIGHTS

For the first half of

1Q-2008	2Q-2008	2Q-2007			2008	2007
				Average daily crude oil and gas production
1,937	1,971	1,920		Crude oil and NGLs (Mbpd) (1)	1,954	1,924
1,816	1,854	1,789		Brazil	1,835	1,795
108	104	117		International	106	114
13	13	14		Non-consolidated international production(2)	13	15
2,448	2,508	2,298		Natural gas (Mmcfpd) (3)	2,472	2,280
1,824	1,926	1,614		Brazil	1,872	1,626
618	576	672		International	594	642
6	6	12		Non-consolidated international production(2)	6	12

				Crude oil and NGL average sales price (U.S. dollars
				per bbl)
86.13	105.46	57.04		Brazil (4)	95.89	52.42
62.23	75.41	46.92		International	69.41	44.67

				Natural gas average sales price (U.S. dollars per Mcf)
6.19	6.50	6.03		Brazil (5)	6.35	5.73
2.83	2.98	2.80		International	2.90	2.61

				Lifting costs (U.S. dollars per boe)
				Crude oil and natural gas – Brazil
8.66	9.88	7.33		Excluding production taxes (6)	9.28	7.27
24.82	31.08	17.95		Including production taxes (6)	27.99	17.10
4.01	4.37	4.19		Crude oil and natural gas – International	4.19	4.05

				Refining costs (U.S. dollars per boe)
3.61	3.53	2.69		Brazil	3.57	2.62
6.16	5.58	2.83		International	5.82	2.62
				Refining and marketing operations (Mbpd)
2,167	2,223	2,227		Primary Processed Installed Capacity	2,223	2,227
				Brazil (7)
1,986	1,942	1,986		Installed capacity	1,942	1,986
1,776	1,846	1,796		Output of oil products	1,811	1,789
89%	95%	89%		Utilization	93%	89%
				International
181	281	241	(10)	Installed capacity	281	241
116	193	278	(10)	Output of oil products	163	269
60%	64%	85%	(10)	Utilization	59%	85%

79	77	78		Domestic crude oil as % of total feedstock processed	78	78
				Imports (Mbpd)
351	441	410		Crude oil imports	396	375
228	167	159		Oil product imports	198	128
				Exports (Mbpd)
314	425	321		Crude oil exports (8)(9)	369	349
258	245	271		Oil product exports (9)	252	259

(7)	62	23		Net exports (imports) of crude oil and oil products	27	105

				Other Imports and Exports (Mbpd)
194	197	157		Imports of gas and others	195	151
2	6	3		Exports of other products (9)	4	2

				Sales Volume (thousand bpd)
1,703	1,765	1,709		Oil products	1,734	1,678
76	90	51		Alcohol and others	82	53
302	315	234		Natural gas	309	230

2,081	2,170	1,994		Total domestic market	2,125	1,961
574	676	595		Exports	625	610
557	631	619		International sales and other operations	594	637

1,131	1,307	1,214		Total international market (8)	1,219	1,247

3,212	3,477	3,208		Total	3,344	3,208

(1) Includes production from shale oil reserves.
(2) Non-consolidated companies in Venezuela.
(3) Does not include liquefied natural gas. Includes reinjected gas.
(4) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5) The increase in the first quarter of 2008 is due to the new methodology that takes in consideration the international natural gas prices as one of the variables.
(6) Production taxes includes royalties, special government participation and rental of areas.
(7) As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).
(8) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(9) Volumes of exports include exports in progress.
(10) Revised due to de consolidation of Bolivian Refineries data until June 25, 2007 (sales date).

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 2.2% to 1,835 thousand barrels per day in the first half of 2008, as compared to 1,795 thousand barrels per day in the first half of 2007. This increase was primarily due to the increase in the production of P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), and to the start-up of FPSO-PRM (Piranema), FPSO-Cidade de Vitória (Golfinho) and the P-52 and P-54 platforms (Roncador), which was partially offset by the natural decline in production of the mature fields.

International consolidated crude oil and NGL production by the consolidated companies decreased 7.0% to 106 thousand barrels per day in the first half of 2008, as compared to 114 thousand barrels per day in the first half of 2007. This decrease in the international crude oil production was primarily due to the reduction in reservoir pressure in the United States and the lower output from the mature fields in Argentina and Angola.

Natural Gas

Domestic natural gas production increased 15.1% to 1,872 million cubic feet per day (Mmcfpd) in the first half of 2008, as compared to 1,626 Mmcfpd in the first half of 2007 due to the increase in the production of the new platforms mentioned above.

International gas production by the consolidated companies for the first half of 2008 decreased 7.5% to 594 Mmcfpd in the first half of 2008, compared to 642 Mmcfpd in the first half of 2007, due to the natural decline in the U.S. wells production caused by reduced reservoir pressure.

Lifting Costs

Our lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas), increased 27.6% to U.S.$9.28 per barrel of oil equivalent in the first half of 2008, from U.S.$7.27 per barrel of oil equivalent in the first half of 2007. Excluding the impact of the appreciation of the Real, our lifting costs per barrel of oil equivalent increased 15.0% from one period to the next, due to the increase in costs with drilling rigs and vessels, the higher number of scheduled maintenance stoppages of certain production units, salary adjustments and the increase in the workforce, associated with higher initial unit cost of the new production systems that started-up operations in the fourth quarter of 2007, which we believe will gradually decrease as production increases.

Our production taxes in Brazil, on a per barrel basis, increased 90.3% to U.S.$18.71 per barrel of oil equivalent in the first half of 2008 from U.S.$9.83 per barrel of oil equivalent in the first half of 2007. This increase was the result of an increase in the average reference price used to calculate production taxes for our domestic production to U.S.$88.00 in the first half of 2008 from U.S.$50.61 in the first half of 2007 and the higher production taxes on the production from the new FPSO-Cidade do Rio de Janeiro, P-52 and P-54 systems.

Our lifting costs in Brazil, including production taxes, increased 63.7% to U.S.$27.99 per barrel of oil equivalent in the first half of 2008 from U.S.$17.10 per barrel of oil equivalent in the first half of 2007, due to the reasons described above.

Our international lifting costs increased 3.5% to U.S.$4.19 per barrel of oil equivalent in the first half of 2008, as compared to U.S.$4.05 per barrel of oil equivalent in the first half of 2007. This increase was primarily due to the price increase of third-party services and salary increase in Argentina, mainly associated with the price adjustment of the maintenance and vigilance services in Colômbia. Such increases were partially offset by the reduction in the transportation services costs in United States.

Refining

Our refinery output in Brazil increased 1.2% to 1,811 Mbpd in the first half of 2008 from 1,789 Mbpd in the first half of 2007, due to the decrease of scheduled maintenance stoppages in the destilation units and their increased reliability.

Our international refinery output decreased 39.4% to 163 Mbpd in the first half of 2008 as compared to 269 Mbpd in the first half of 2007, due to the sale of our Bolivian refineries in June, 2007 and due to the scheduled stoppages in Argentina and USA refineries that occurred in the first half of 2008, partially offset by the production of the Japanese refinery acquired in April, 2008.

Refining Costs

Domestic refining costs increased 36.3% to U.S.$3.57 per barrel of oil equivalent in the first half of 2008, as compared to U.S.$2.62 per barrel of oil equivalent in the first half of 2007. Excluding the impact of the appreciation of the Real, our refining costs increased 16.0% in the first half of 2008 as compared to the first half of 2007, as a result of higher electricity consumption, maintenance and repair services, due to greater complexity of our existing refineries and the increased demand, salary adjustments, and higher scheduled stoppages.

International refining costs increased 122.1% to U.S.$5.82 per barrel of oil equivalent in the first half of 2008, as compared to U.S.$2.62 per barrel of oil equivalent in the first half of 2007, due to the scheduled stoppage in the Pasadena refinery associated with the decrease of processed crude oil volume in the first half of 2008.

Sales Volume

As a result of overall economic growth in Brazil, our domestic sales volume increased 8.4% to 2,125 thousand barrels per day in the first half of 2008, as compared to 1,961 thousand barrels per day in the first half of 2007, due to increases in sales of diesel, aviation fuel and natural gas. The increase in diesel sales was due to the improved performance of the economy, especially agribusiness, and the increased use of emergency diesel-driven thermal plants. The increase in aviation fuel sales was a result of the expansion of tourism, leveraged by Brazilian economic growth and the appreciation of the Real against the dollar. Gas sales increased by 34.3% due to higher sales to the thermal plants and the increased supply of imported and domestic gas (Manati field and Espírito Santo Basin).

Oil and oil products export volumes increased 2.5% to 625 thousand barrels per day in the first half of 2008, as compared to 610 thousand barrels per day in the first half of 2007.

Our sales volumes in the international market decreased 6.8% to 594 thousand barrels per day in the first half of 2008, as compared to 637 thousand barrels per day in the first half of 2007, due to the programmed stoppage in the Pasadena refinery and the sale of the Bolivian refineries in June, 2007, partially offset by the production of the Japanese refinery we acquired in the second quarter of 2008.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

 • domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

• export sales, which consist primarily of sales of crude oil and oil products;

• international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

• other sources, including services, investment income and foreign exchange gains.

Our expenses include:

• costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

• selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

• interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

• the volume of crude oil, oil products and natural gas we produce and sell;

• changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

• related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

• fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

• the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar as it did in the first half of 2008 (17.0%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the first half of 2008 and in the first half of 2007 is also impacted by the increase in the value of the Real against the U.S. dollar during that period.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million

	For the first half of

	2008	2007
Exploration and Production	12,514	5,689
Supply	(449)	2,001
Gas and Energy	(71)	(214)
International	147	(21)
Distribution	351	203
Corporate	(931)	(932)
Eliminations	(845)	(233)

Net income	10,716	6,493

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

The net income from our Exploration and Production segment increased by 120.0% in the first half of 2008, as compared to the first half of 2007, due to the increase in average domestic oil prices and the 2.2% increase in daily oil and NGL production.

These effects were partially offset by higher expenses from production taxes and the increase in exploration cost, the latter mainly due to write-off of dry and economically unviable wells.

The   spread  between   the   average   domestic   oil  sale/transfer   price   and   the   average   Brent   price  rose   from  U.S.$10.84/bbl   in   the   first   half   of   2007   to
U.S.$ 13.25/bbl in the first half of 2008, due to the fact that the price of heavy crude oil moved up less than light oil price, together with the upturn in the international transport costs.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The reduction in net income from our Supply segment in the first half of 2008 was mainly due to the higher oil sale/transfer costs and the increase in oil product import cost, reflecting the trend of international oil price.

These effects were partially offset by the increase in oil product prices in Brazil and abroad.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The net loss from Gas and Energy decreased as a result of the higher margins in natural gas business and also the increase of electricity sales volume in the first half of 2008, as compared to the first half of 2007.

These effects were partially offset by the contractual charges related to natural gas supply.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy activities.

The increase in the net income of the International segment in the first half of 2008 as compared to the first half of 2007 was due to higher prices and the reduction in oil extraction exploration costs in Turkey, Angola, United States and Libya.

These effects were partially offset by lower sale volume and margin in the United States and the provision for contingencies related to royalties.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

The net income for our Distribution segment increased 72.9% in the first half of 2008, resulting from higher sales volumes. This performance represented a 35.2% share of the Brazilian national fuel distribution market in the first half of 2008, as compared to 33.8% in the first half of 2007.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

The lower net loss for our Corporate segment in the first half of 2008, as compared to the first half of 2007, was mainly due to a reduction in expenses from the amendments to the Petros Plan regulations and a reduction in tax expenses due to the extinction of CPMF tax.

These effects were partially offset by the increase in the net financial expenses.

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2008 COMPARED TO THE FIRST HALF OF 2007

The comparison between our results of operations has been affected by the 17.0% increase in the value of the Real against the U.S. dollar for the first half of 2008, as compared to the first half of 2007.

Revenues

Net operating revenues increased 53.6% to U.S.$59,837 million in the first half of 2008, as compared to U.S.$38,964 million in the first half of 2007. This increase was primarily attributable to higher prices for our products in domestic and international markets and higher sales volumes in the domestic market.

Consolidated sales of products and services increased 48.0% to U.S.$74,291 million in the first half of 2008, compared to U.S.$50,213 million in the first half of 2007, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

• Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 33.2% to U.S.$12,493 million in the first half of 2008, as compared to U.S.$9,382 million in the first half of 2007 primarily due to higher prices and sales volumes; and

• CIDE, the per-transaction fee due to the Brazilian government, which increased 5.0% to U.S.$1,961 million in the first half of 2008, compared to U.S.$1,867 million in the first half of 2007, primarily due to higher prices and sales volumes.

Cost of sales (excluding depreciation, depletion and amortization)

Cost of sales in the first half of 2008 increased 63.6% to U.S.$35,095 million, as compared to U.S.$21,453 million in the first half of 2007. This increase was principally a result of:

• a U.S.$3,145 million increase in the cost of imports due to higher volumes and prices;

• a U.S.$2,704 million increase in costs for our international trading activities, due to increases in volume from offshore operations, conducted by PifCo;

• a U.S.$1,213 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$ 4,404 million in the first half of 2008, compared to U.S.$3,191 million in the first half of 2007, due to the 44% increase in the reference price for local oil in the first half of 2008 versus the first half of 2007, resulting from the average Brent price on the international market (U.S.$1,014 million), and the increase in output (U.S.$199 million). This increase in production taxes and charges includes an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) in the first half of 2008, as compared to the first half of 2007;

• a U.S.$1,010 million increase in costs related to the increase of our sales volumes in the domestic market; and

• a U.S.$657 million increase in costs related to the generation and purchase of energy for commercialization.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 17.4% to U.S.$2,981 million in the first half of 2008, compared to U.S.$2,539 million in the first half of 2007. Excluding the impact of the appreciation of the Real, the increase in depreciation, depletion and amortization resulted from higher capital expenditures and increased depletion and amortization charges relating to increased oil and gas production.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 46.8% to U.S.$743 million in the first half of 2008, as compared to U.S.$506 million in the first half of 2007. This increase was primarily attributable to a U.S.$320 million increase in expenses related to the write-off of dry and economically unviable wells in Brazil, partially offset by a U.S.$118 million decrease in expenses related to international seismic drilling and by a U.S.$45 million decrease in expenses related to dry holes abroad, in the first half of 2008 compared to the first half of 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 29.6% to U.S.$3,507 million in the first half of 2008, compared to U.S.$2,706 million in the first half of 2007.

Selling expenses increased 37.0% to U.S.$1,729 million in the first half of 2008 from U.S.$1,262 million in the first half of 2007. This increase was primarily attributable to:

• approximately U.S.$160 million in higher transportation costs due mainly to increased sales volumes;

• approximately U.S.$61 million in additional technical consulting services due to increased outsourcing of selected non-core general activities; and

• an increase of approximately U.S.$34 million in allowance for uncollectible accounts.

General and administrative expenses increased 23.1% to U.S.$ 1,778 million in the first half of 2008 from U.S.$1,444 million in the first half of 2007. Excluding the impact of the appreciation of the Real, the increase in general administrative expenses was primarily attributable to the increase in personnel expenses in the first half of 2008, due to the increase in the workforce, the increase in salaries as a result of the 2007/08 collective bargaining agreement, the new jobs and salaries plan and the 2007 advancement and promotion plan.

Research and development expenses

Research and development expenses increased 17.1% to U.S.$466 million in the first half of 2008 from U.S.$398 million in the first half of 2007. This increase was primarily due to higher costs for training of the technical workforce and research for development of production from current reserves and new exploratory frontiers.

Other operating expenses

Other operating expenses decreased 15.2% to U.S.$1,112 million in the first half of 2008, from U.S.$1,312 million in the first half of 2007. A breakdown of other operating expenses by segment is included on page 27.

The most significant expenses in the first half of 2008 were:

• a U.S.$328 million expense for institutional relations and cultural projects;

• a U.S.$171 million expense of losses and contingencies related to legal proceedings;

• a U.S.$169 million expense for contractual fines;

• a U.S.$149 million expense related to operating expenses with thermoelectrics;

• a U.S.$102 million expense for health, safety, and environment (HSE); and

• a U.S.$42 million expense for unscheduled stoppages of plants and equipment.

The most significant expenses in the first half of 2007 were:

• a U.S.$512 million expense related to the amendments to certain clauses in the Petros Pension Plan regulations;

• a U.S.$255 million expense for institutional relations and cultural projects;

• a U.S.$120 million expense for idle capacity from thermoelectric power plants;

• a U.S.$110 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

• a U.S.$97 million expense for health, safety, and environment (HSE); and

• a U.S.$60 million expense related to the implementation of our new salaries plan.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to U.S.$334 million in the first half of 2008, compared to U.S.$75 million in the first half of 2007, primarily as a result of the increase in gains in investments in affiliated companies of Petrobras Distribuidora S.A. - BR (U.S.$26 million); Petroquisa (U.S.$157 million) and Petrobras International Braspetro B.V. (U.S.$41 million).

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 42.3% to U.S.$958 million in the first half of 2008 as compared to U.S.$673 million in the first half of 2007. This increase was primarily attributable to the increase in financial interest income from gains in derivatives and increase in income from marketable securities in the first half of 2008 as compared to the first half of 2007. A breakdown of financial income and expenses is set forth in Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2008.

Financial expenses

Financial expenses decreased 1.3% to U.S.$454 million in the first half of 2008, as compared to U.S.$460 million in the first half of 2007. A breakdown of financial income and expenses is set forth in Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2008.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net increased to a loss of U.S.$695 million in the first half of 2008, as compared to a loss of U.S.$313 million in the first half of 2007. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the increase of denominated investments both in Brazil (via our Exploration and Production segment) and abroad (via our International segment and financial investments).

Employee benefit expense for non-active participants

The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 8.6% to U.S.$427 million in the first half of 2008, as compared to U.S.$467 million in the first half of 2007. Excluding the impact of the appreciation of the Real, the decrease in employee benefit expense for non-active participants was U.S.$135 million, primarily due to an increase in the expected return on plan assets as a result of anticipated market performance during 2008.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 43.4% to U.S.$175 million in the first half of 2008, as compared to U.S.$309 million in the first half of 2007. This decrease is primarily attributable to the U.S.$247 million decrease related to the extinguishment of the CPMF, a tax payable in connection with certain bank account transactions, as of January 1, 2008. This decrease was partially offset by the U.S.$45 million increase in the IOF, a tax payable over financial transactions, due to the increase of IOF tax rates, also effective January 1, 2008.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$94 million in the first half of 2008, as compared to a gain of U.S.$28 million in the first half of 2007. This increase was primarily attributable to the non-operating income of U.S.$82 million related to the merger made according to the Braskem Investment Agreement (See Note 18 – (a.1) of our unaudited consolidated financial statements for the six-month period ended June 30, 2008).

Income tax (expense) benefit

Income before income taxes and minority interest increased 67.8% to U.S.$15,568 million in the first half of 2008, as compared to U.S.$9,277 million in the first half of 2007. Income tax expense increased 83.1% to U.S.$4,765 million in the first half of 2008, as compared to U.S.$2,602 million in the first half of 2007. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the six-month period ended June 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On June 30, 2008, we had cash and cash equivalents of U.S.$6,648 million compared to U.S.$6,987 million at December 31, 2007. The decrease in our cash and cash equivalents was primarily due to the increase in our capital expenditures in the first half of 2008 as compared to the first half of 2007.

Operating activities provided net cash flows of U.S.$12,591 million in the first half of 2008, compared to U.S.$10,678 million in the first half of 2007. Cash generated by operating activities was mainly affected by our net operating revenues that increased U.S.$20,873 million during the first half of 2008 as compared to the first half of 2007.

Net cash used in investing activities increased to U.S.$12,031 million in the first half of 2008, compared to U.S.$9,036 million in the first half of 2007. This increase was due primarily to capital expenditures associated with our operating activities, which totaled U.S.$12,164 million, including U.S.$7,055 million related to our exploration and production projects in Brazil, mainly in the Campos basin.

Net cash used in financing activities was U.S.$1,966 million in the first half of 2008, compared to U.S.$6,220 million in the first half of 2007. This decrease was primarily due to an increase in the funds raised by PifCo through the issuance of Global Notes, and to the increase in proceeds from project financing, mainly in Gasene, Codajás and Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI projects.

Our net debt increased to U.S.$19,204 million as of June 30, 2008 as compared to U.S.$14,908 million as of December 31, 2007, primarily due to an increase in short-term debt, particularly from credit lines taken out to boost ethanol exports, and the funds raised by PifCo through the issuance of Global Notes, an increase in project financing proceeds, mentioned above, as well as a reduction in cash and cash equivalents due to the payment of interest on equity and the increase in our capital expenditures. See table below for a reconciliation of net debt to total long-term debt:

	U.S.$ million
			Percent
			Change
Balance sheet data	06.30.2008	12.31.2007	(06.30.2008	06.30.2007
			versus
			12.31.2007)

Cash and cash equivalents	6,648	6,987	(4.9)	9,007
Short-term debt	1,704	1,458	16.9	1,088
Total long-term debt	16,188	13,421	20.6	12,269
Total project financings	7,306	6,278	16.4	5,777
Total capital lease obligations	654	738	(11.4)	908
Net debt (1)	19,204	14,908	28.8	11,035
Shareholders’ equity (2)	82,967	65,179	27.3	54,767
Total capitalization (3)	108,819	87,074	25.0	74,809

	U.S.$ million
Reconciliation of Net debt	06.30.2008	12.31.2007	06.30.2007
Total long-term debt	16,188	13,421	12,269
Plus short-term debt	1,704	1,458	1,088
Plus total project financings	7,306	6,278	5,777
Plus total capital lease obligations	654	738	908
Less cash and cash equivalents	6,648	6,987	9,007
Net debt (1)	19,204	14,908	11,035

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2) Shareholders’ equity includes obligation adjustments in the amount of U.S.$1,715 million at June 30, 2008 and U.S.$1,544 million at December 31, 2007, related to “Post-retirement benefit reserves adjustments, net of tax - pension cost”; and U.S.$1,032 million at June 30, 2008 and U.S.$928 million at December 31, 2007, related to “Post-retirement benefit reserves adjustments, net of tax - health care cost”.
(3) Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Our net debt increased 28.8% in the first half of 2008, as compared to the year ended December 31, 2007, primarily due to proceeds from our long-term debt and project financing, incurred in order to achieve our needs of capital expenditures during 2008.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At June 30, 2008, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$1,704 million compared to U.S.$1,458 million at December 31, 2007.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$16,188 million at June 30, 2008 as compared to U.S.$13,421 million at December 31, 2007.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$7,306 million at June 30, 2008, as compared to U.S.$6,278 million at December 31, 2007. This increase in outstanding project financing was primarily due to the increase in debt related to the Gasene, Codajás and Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI Projects. See Note 12 of our unaudited consolidated financial statements for the six-month period ended June 30, 2008.

Extinguished securities

On June 30, 2008 and December 31, 2007, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$802 million and U.S.$856 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and project financing. See Note 12 of our consolidated unaudited financial statements for the six-month period ended June 30, 2008.

Off Balance Sheet Arrangements

As of June 30, 2008, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$12,164 million in the first half of 2008, a 37.2% increase as compared to our investments of U.S.$8,867 million in the first half of 2007. Our investments in the first half of 2008 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first half of 2008, U.S.$7,055 million was made in connection with exploration and development projects mainly in the Campos basin (58.0%), which includes investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first half of 2008 and 2007:

Activities

		U.S.$ million
		For the six-month period
		ended June 30,
		2008	2007
•	Exploration and Production	7,055	5,097
•	Supply	1,574	1,184
•	Gas and Energy	1,460	678
•	International:
	Exploration and Production	1,202	1,288
	Supply	128	94
	Distribution	5	13
	Gas and Energy	9	3
•	Distribution	125	187
•	Corporate	606	323

Total capital expenditures		12,164	8,867

Dividends

The remaining balance of dividends relating to the financial year of 2007 approved by the Ordinary General Meeting held on April 04, 2008, in the amount of U.S.$495 million (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, in the amount of U.S.$3,220 million), were paid out to shareholders on June 03, 2008.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the first half of
1Q-2008	2Q-2008	2Q-2007		2008	2007

33,351	40,940	26,513	Sales of products and services	74,291	50,213
			Less:

(5,896)	(6,597)	(4,955)	Value-added and other taxes on sales and services	(12,493)	(9,382)
(1,113)	(848)	(994)	CIDE	(1,961)	(1,867)

26,342	33,495	20,564	Net operating revenues	59,837	38,964

(15,380)	(19,715)	(10,968)	Cost of sales	(35,095)	(21,453)
(1,450)	(1,531)	(1,382)	Depreciation, depletion and amortization	(2,981)	(2,539)
(380)	(363)	(204)	Exploration, including exploratory dry holes	(743)	(506)
(1,706)	(1,801)	(1,393)	Selling, general and administrative expenses	(3,507)	(2,706)
(237)	(229)	(216)	Research and development expenses	(466)	(398)
(603)	(509)	(566)	Other operating expenses	(1,112)	(1,312)

(19,756)	(24,148)	(14,729)	Total costs and expenses	(43,904)	(28,914)

6,586	9,347	5,835	Operating income	15,933	10,050

81	253	46	Equity in results of non-consolidated companies	334	75
441	517	367	Financial income	958	673
(109)	(345)	(354)	Financial expense	(454)	(460)
			Monetary and exchange variation on monetary
(53)	(642)	24	assets and liabilities, net	(695)	(313)
			Employee benefit expense for non-active
(208)	(219)	(241)	participants	(427)	(467)
(109)	(66)	(167)	Other taxes	(175)	(309)
-	94	13	Other expenses, net	94	28

43	(408)	(312)		(365)	(773)

6,629	8,939	5,523	Income before income taxes and minority interest	15,568	9,277

			Income tax expense:
(1,713)	(2,372)	(1,432)	Current	(4,085)	(2,750)
(348)	(332)	258	Deferred	(680)	148

(2,061)	(2,704)	(1,174)	Total income tax expense	(4,765)	(2,602)

			Minority interest in results of consolidated
(67)	(20)	(15)	subsidiaries	(87)	(182)

4,501	6,215	4,334	Net income for the period	10,716	6,493

			Weighted average number of shares outstanding

5,073,347,344(*)	5,073,347,344	5,073,347,344(*)	Common	5,073,347,344	5,073,347,344(*)
3,700,729,396(*)	3,700,729,396	3,700,729,396(*)	Preferred	3,700,729,396	3,700,729,396(*)

			Basic and diluted earnings per share

0.51(*)	0.71	0.49(*)	Common and Preferred	1.22	0.74(*)

			Basic and diluted earnings per ADS

1.02(*)	1.42	0.98(*)	Common and Preferred	2.44	1.48(*)

(*) For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split which became effective on April 25, 2008. See Note 15 of our unaudited consolidated financial statements as of June 30, 2008.

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of June	As of December
	30, 2008	31, 2007
Assets
Current assets
Cash and cash equivalents	6,648	6,987
Marketable securities	80	267
Accounts receivable, net	10,021	6,538
Inventories	13,692	9,231
Recoverable taxes	3,486	3,488
Other current assets	3,291	2,629

Total current assets	37,218	29,140

Property, plant and equipment, net	101,533	84,523

Investments in non-consolidated companies and other investments	5,238	5,112

Non-current assets
Accounts receivable, net	1,598	1,467
Advances to suppliers	2,323	1,658
Petroleum and Alcohol Account – Receivable from Federal Government	503	450
Government securities	769	670
Marketable securities	2,201	2,144
Restricted deposits for legal proceedings and guarantees	1,110	977
Recoverable taxes	3,281	2,477
Others	1,152	1,097

Total other assets	12,937	10,940

Total assets	156,926	129,715

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	10,666	7,816
Short-term debt	1,704	1,458
Current portion of long-term debt	2,214	1,273
Current portion of project financings	979	1,692
Current portion of capital lease obligations	217	227
Taxes payable	6,119	4,510
Payroll and related charges	1,851	1,549
Dividends and interest on capital payable	-	3,220
Advances from customers	313	276
Other current liabilities	2,635	2,447

Total current liabilities	26,698	24,468
Long-term liabilities
Long-term debt	13,974	12,148
Project financings	6,327	4,586
Capital lease obligations	437	511
Employees’ benefits obligation - Pension	5,372	4,678
Employees’ benefits obligation - Health care	7,735	6,639
Deferred income taxes	6,100	4,802
Other liabilities	5,023	4,372

Total long-term liabilities	44,968	37,736
Minority interest	2,293	2,332
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2008 and 2007 - 3,700,729,396 shares	15,106	8,620
Common stock – 2008 and 2007 – 5,073,347,344 shares	21,088	12,196
Reserves and others	46,773	44,363

Total shareholders' equity	82,967	65,179

Total liabilities and shareholders’ equity	156,926	129,715

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the first half of
1Q-2008	2Q-2008	2Q-2007		2008	2007

			Cash flows from operating activities
4,501	6,215	4,334	Net income for the period	10,716	6,493
			Adjustments to reconcile net income to net
			cash provided by operating activities:
1,450	1,531	1,382	Depreciation, depletion and amortization	2,981	2,539
			Loss on property, plant and equipment, dry
263	302	25	holes costs	565	166
348	332	(258)	Deferred income taxes	680	(148)
597	138	119	Foreign exchange and monetary loss (gain)	735	343
38	(184)	18	Others	(146)	156

			Decrease (Increase) in assets:
(654)	(1,867)	96	Accounts receivable, net	(2,521)	(299)
(693)	(2,500)	(603)	Inventories	(3,193)	(276)
(290)	88	(108)	Recoverable taxes	(202)	(590)
(290)	16	271	Others	(274)	357

			Increase (Decrease) in liabilities

551	744	1,297	Trade accounts payable	1,295	489
496	729	(198)	Taxes payable	1,225	291
			Employee’s post-retirement benefits, net of
19	152	141	unrecognized obligation	171	260
(209)	780	699	Other liabilities	571	897

6,127	6,464	7,215	Net cash provided by operating activities	12,591	10,678

(6,070)	(5,961)	(5,491)	Net cash flows from investing activities	(12,031)	(9,036)

(908)	(1,058)	(2,942)	Net cash flows from financing activities	(1,966)	(6,220)

			Increase (Decrease) in cash and cash
(851)	(555)	(1,218)	equivalents	(1,406)	(4,578)

			Effect of exchange rate changes on cash and
65	1,002	558	cash equivalents	1,067	897

			Cash and cash equivalents at beginning of
6,987	6,201	9,667	period	6,987	12,688

			Cash and cash equivalents at the end of
6,201	6,648	9,007	period	6,648	9,007

Income Statement by Segment

	First half of 2008
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	459	35,989	3,674	4,646	15,069	-	-	59,837
Inter-segment net operating revenues	31,882	13,097	497	493	260	-	(46,229)	-

Net operating revenues	32,341	49,086	4,171	5,139	15,329	-	(46,229)	59,837

Cost of sales	(10,494)	(48,066)	(3,450)	(3,955)	(13,999)	-	44,869	(35,095)
Depreciation, depletion and amortization	(1,619)	(645)	(179)	(267)	(107)	(164)	-	(2,981)
Exploration, including exploratory dry holes	(606)	-	-	(137)	-	-	-	(743)
Selling, general and administrative
expenses	(215)	(1,200)	(222)	(391)	(698)	(860)	79	(3,507)
Research and development expenses	(232)	(89)	(31)	(1)	(4)	(109)	-	(466)
Other operating expenses	1	(150)	(416)	(89)	27	(485)	-	(1,112)

Cost and expenses	(13,165)	(50,150)	(4,298)	(4,840)	(14,781)	(1,618)	44,948	(43,904)

Operating income (loss)	19,176	(1,064)	(127)	299	548	(1,618)	(1,281)	15,933

Equity in results of non-consolidated
companies	-	163	61	109	-	1	-	334
Financial income (expenses), net	-	-	-	-	-	(191)	-	(191)
Employee benefit expense for non-active
participants	-	-	-	-	-	(427)	-	(427)
Other taxes	(28)	(30)	(11)	(36)	(8)	(62)	-	(175)
Other expenses, net	9	83	10	(1)	(8)	1	-	94

Income (loss) before income taxes and
minority interest	19,157	(848)	(67)	371	532	(2,296)	(1,281)	15,568

Income tax benefits (expense)	(6,513)	343	44	(169)	(181)	1,275	436	(4,765)

Minority interest	(130)	56	(48)	(55)	-	90	-	(87)

Net income (loss) for the period	12,514	(449)	(71)	147	351	(931)	(845)	10,716

Income Statement by Segment

	First half of 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,222	22,616	1,502	3,529	10,095	-	-	38,964
Inter-segment net operating revenues	16,377	8,278	516	555	235	-	(25,961)	-

Net operating revenues	17,599	30,894	2,018	4,084	10,330	-	(25,961)	38,964

Cost of sales	(6,645)	(26,198)	(1,816)	(3,015)	(9,350)	-	25,571	(21,453)
Depreciation, depletion and amortization	(1,543)	(485)	(104)	(254)	(73)	(80)	-	(2,539)
Exploration, including exploratory dry holes	(206)	-	-	(300)	-	-	-	(506)
Selling, general and administrative
expenses	(170)	(855)	(201)	(335)	(501)	(681)	37	(2,706)
Research and development expenses	(198)	(73)	(41)	(1)	(3)	(82)	-	(398)
Other operating expenses	(193)	(204)	(136)	(46)	(50)	(683)	-	(1,312)

Cost and expenses	(8,955)	(27,815)	(2,298)	(3,951)	(9,977)	(1,526)	25,608	(28,914)

Operating income (loss)	8,644	3,079	(280)	133	353	(1,526)	(353)	10,050

Equity in results of non-consolidated
companies	-	5	33	68	-	(31)	-	75
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Employee benefit expense for non-active
participants	-	-	-	-	-	(467)	-	(467)
Other taxes	(15)	(35)	(21)	(32)	(44)	(162)	-	(309)
Other expenses, net	(6)	(2)	(9)	50	(2)	(3)	-	28

Income (loss) before income taxes and
minority interest	8,623	3,047	(277)	219	307	(2,289)	(353)	9,277

Income tax benefits (expense)	(2,931)	(1,034)	105	(134)	(104)	1,376	120	(2,602)
Minority interest	(3)	(12)	(42)	(106)	-	(19)	-	(182)

Net income (loss) for the period	5,689	2,001	(214)	(21)	203	(932)	(233)	6,493

Other Operating Expenses by Segment

	First half of 2008
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	(22)	(18)	(2)	-	(15)	(271)	-	(328)
Contractual fines	-	-	(169)	-	-	-	-	(169)
Idle capacity from thermoelectric power plants	-	-	(149)	-	-	-	-	(149)
Losses resulted from Legal Proceedings	(8)	(15)	-	(74)	(5)	(69)	-	(171)
HSE expenses	(5)	(23)	(1)	-	-	(73)	-	(102)
Unscheduled stoppages of plant and equipment	(18)	(24)	-	-	-	-	-	(42)
Ship or pay commitments	-	-	-	(26)	-	-	-	(26)
Other	54	(70)	(95)	11	47	(72)	-	(125)

	1	(150)	(416)	(89)	27	(485)	-	(1,112)

	First half of 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Expenses related to Petros Plan repactuation	(106)	(62)	(6)	(4)	(20)	(314)	-	(512)
Institutional Relations and Culture Projects	(17)	(13)	-	-	(10)	(215)	-	(255)
Idle capacity from thermoelectric power plants	-	-	(120)	-	-	-	-	(120)
Losses resulted from Legal Proceedings	(67)	(17)	-	(1)	(24)	(1)	-	(110)
HSE expenses	(4)	(24)	(1)	-	-	(68)	-	(97)
Unscheduled stoppages of plant and equipment	(8)	(31)	-	-	-	-	-	(39)
Ship or pay commitments	-	-	-	(23)	-	-	-	(23)
Expenses related to the new salaries plan	(23)	(11)	(2)	(2)	-	(22)	-	(60)
Other	32	(46)	(7)	(16)	4	(63)	-	(96)

	(193)	(204)	(136)	(46)	(50)	(683)	-	(1,312)

Selected Balance Sheet Data by Segment

	First half of 2008
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	4,397	18,939	3,588	3,247	3,424	10,860	(7,237)	37,218

Cash and cash equivalents	-	-	-	-	-	6,648	-	6,648
Other current assets	4,397	18,939	3,588	3,247	3,424	4,212	(7,237)	30,570

Investments in non-consolidated
companies and other							-
investments	121	2,274	637	1,281	688	237		5,238

Property, plant and equipment,
net	57,019	18,857	13,171	8,695	2,041	1,781	(31)	101,533

Non-current assets	2,094	878	1,857	693	395	7,477	(457)	12,937

Petroleum and Alcohol Account	-	-	-	-	-	503	-	503
Government securities	-	-	-	-	-	769	-	769
Other assets	2,094	878	1,857	693	395	6,205	(457)	11,665

Total assets	63,631	40,948	19,253	13,916	6,548	20,355	(7,725)	156,926

Selected Balance Sheet Data by Segment

	Year ended December 31, 2007
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other
investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment,
net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non-current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol Account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

Selected Data for International Segment

	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.

INTERNATIONAL

ASSETS (As of June30, 2008)	9,666	3,747	825	442	1,577	(2,341)	13,916

STATEMENT OF INCOME
(First half of 2008)

Net Operating Revenues	1,483	3,186	235	1,312	2	(1,079)	5,139

Net operating revenues to third parties	714	2,442	210	1,278	2	-	4,646
Inter-segment net operating revenues	769	744	25	34	-	(1,079)	493

Net income (loss) for the period	242	(79)	39	42	(106)	9	147

	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.

INTERNATIONAL

ASSETS (As of December 31, 2007)	8,337	2,514	753	414	1,403	(1,704)	11,717

STATEMENT OF INCOME
(First half of 2007)

Net Operating Revenues	1,233	2,659	328	912	13	(1,061)	4,084

Net operating revenues to third parties	363	1,939	300	907	13	7	3,529
Inter-segment net operating revenues	870	720	28	5	-	(1,068)	555

Net income (loss) for the period	(17)	81	59	(10)	(140)	6	(21)

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.